Amendment

11021720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section RECEIVED MAR 2 1 2011 Wash., D.C. 200

SEC FILE NUMBER
8- 50654

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stannard Financial Services LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

504 East Main Street
(No. and Street)

Pipestone (City) MN (State) 56164 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd W. Morgan ~~507-825-4300~~ 507-825-4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Muelbroeck Taubert & Co.
(Name – *if individual, state last, first, middle name*)

P.O. Box 707 (Address) Pipestone (City) MN (State) 56164 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd W. Morgan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stannard Financial Services, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TANYA R. ROBERTS
NOTARY PUBLIC-MINNESOTA
My Comm. Expires Jan. 31, 2015

Tanya R. Roberts
Notary Public

Signature

Registered Principal
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEULEBROECK, TAUBERT & CO., PLLP
CERTIFIED PUBLIC ACCOUNTANTS

PO Box 685
109 S Freeman Avenue
Luverne, Minnesota 56156
507 283-4055 Fax 507 283-4076
contactl@mtcocpa.com

PO Box 707
216 East Main
Pipestone, Minnesota 56164
507 825-4288 Fax 507 825-4280
contactp@mtcocpa.com

Russell, Minnesota 56169
507 823-4391
Tyler, Minnesota 56178
507 247-3939
Lake Wilson, Minnesota 56151
507 879-3538

PARTNERS
David L. Meulebroeck, CPA
Matthew A. Taubert, CPA
David W. Friedrichsen, CPA
Daryl J. Kanthak, CPA

WITH THE FIRM
Amanda K. Baarson Sandy, CPA
Amy L. Mollberg, CPA
Marjorie R. Winter, CPA
Michael K. Dubbelde, PA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Members
Stannard Financial Services, LLC
Pipestone, Minnesota

We have audited Stannard Financial Services, LLC's internal control over financial reporting as of December 31, 2010. Stannard Financial Services, LLC's management is responsible for maintaining effective control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in, accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company: (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Stannard Financial Services, LLC maintained in all material respects, effective internal control over financial reporting as of December 31, 2010 in accordance with U.S. generally accepted auditing standards.

Meulebroeck, Taubert & Co., PLLP
Certified Public Accountants
February 23, 2011